EXHIBIT 11

                 STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

                                           Nine Months Ended September 30,
                                           -------------------------------
                                                2001            2000
                                           -------------------------------

Net Income                                       2,124          1,309
  Less dividends on preferred stock                (19)           (19)
                                           -------------------------------

Net Income available to common
  stockholders                                   2,105          1,290

Average shares outstanding - both basic
  and diluted                                  668,360        668,360

Earnings per share - Basic and diluted        $   3.15       $   1.93







                                        20